                                                              Rule No. 424(b)(3)
                                                      Registration No. 333-92157


                                  PSINet Inc.
                              6,000,000 Shares of
                                  Common Stock
                  ____________________________________________
     PSINet:
     . We are a leading independent global provider of Internet and eCommerce solutions to businesses.

     .  PSINet Inc.
        510 Huntmar Park Drive
        Herndon, Virginia 20170
        (703) 904-4100

     The Offering:

     This prospectus relates to the offer and sale of up to 6,000,000 shares of our common stock, par value $.01 per share, by our shareholder IXC Internet Services Inc., which we refer to as IXC. We are registering IXC's shares in order to provide IXC with freely tradable shares of our common stock. We will not receive any proceeds from the sale of IXC's shares of our common stock.

     The 6,000,000 shares of common stock covered by this prospectus are part of the 20,459,578 shares of common stock purchased by IXC from us pursuant to an IRU and Stock Purchase Agreement in consideration of our acquisition of 20-year non-cancellable indefeasible rights of use of fiber-based OC-48 network bandwidth in portions of the IXC fiber optic telecommunications system. The shares are being registered pursuant to a registration rights agreement between us and IXC, which obligates us to register the shares being offered by this prospectus.

     The shares of our common stock offered under this prospectus may be sold by IXC, its pledgees, donees, transferees and successors-in-interest, including parties who borrow shares to settle short sales, directly or through agents, underwriters or broker/dealers as designated from time to time, through public or private transactions, on or off the Nasdaq Stock Market's National Market, or through a combination of methods. To the extent required, the specific number of shares to be sold, the terms of the offering, including price, the names of any agent, broker/dealer or underwriter, and any applicable commission, discount or other compensation with respect to a particular sale will be set forth in an accompanying prospectus supplement.

     Our common stock is listed for trading on the Nasdaq Stock Market's National Market under the symbol "PSIX." On February 17, 2000, the last reported sale price of our common stock was $46.3125.

                          __________________________

     Investment in the shares of our common stock offered under this prospectus involves risk. See "Risk Factors" beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities being offered under this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           _________________________

               The date of this Prospectus is February 18, 2000
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                               TABLE OF CONTENTS

                                                             Page
                                                             ----

     PROSPECTUS SUMMARY...................................     1

     RISK FACTORS.........................................     3

     USE OF PROCEEDS......................................     14

     CAPITALIZATION.......................................     14

     DESCRIPTION OF CAPITAL STOCK.........................     16

     DESCRIPTION OF CERTAIN INDEBTEDNESS..................     26

     SELLING SHAREHOLDER..................................     29

     PLAN OF DISTRIBUTION.................................     31

     LEGAL MATTERS........................................     32

     EXPERTS..............................................     33

     DOCUMENTS INCORPORATED BY REFERENCE..................     33

     ABOUT THIS PROSPECTUS................................     35

     WHERE YOU CAN FIND MORE INFORMATION..................     35




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                              PROSPECTUS SUMMARY

     This summary highlights some information from this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. You should read the entire prospectus, including the "Risk Factors" section which begins on page 3 and the documents we incorporate by reference, before making an investment decision.

     On February 11, 2000 we effected a two-for-one split of our common stock, in the form of a stock dividend, to holders of record of our common stock as of the close of business on January 28, 2000. References in this prospectus give effect to that stock split.

                                  PSINET INC.

     We are a leading independent global provider of Internet and eCommerce solutions to businesses. As an Internet Super Carrier, or ISC, we offer global distribution of our services over our worldwide fiber optic network, which is capable of transmission speeds in excess of three terabits. We provide Internet connectivity and Web hosting services to customers in 90 of the 100 largest metropolitan statistical areas in the United States and the 20 largest global telecommunications markets and operate in 27 countries. In addition to these services, we also offer a suite of value-added products and services that are designed to enable our customers, through their use of the Internet, to communicate more efficiently with their customers, suppliers, business partners and remote office locations. We conduct our business through operations organized into five geographic operating segments--U.S./Canada, Latin America, Europe, Asia/Pacific and India/Middle East/Africa. Our services and products include access services that offer dedicated, dial-up, wireless and digital subscriber line, or DSL, connections, Web hosting services, intranets, virtual private networks, or VPNs, electronic commerce, or eCommerce, voice-over-Internet protocol, e-mail and managed security services. We also provide wholesale and private label network connectivity and related services to other Internet service providers, known as ISPs, and telecommunications carriers to further utilize our network capacity.

     We operate one of the largest commercial data communications networks in the world. Our Internet-optimized network has a footprint that extends around the globe and is connected to over 700 sites, called points of presence, or POPs, that enable our customers to connect to the Internet. Our network reach allows our customers to access their corporate network and systems resources through local calls in over 150 countries. Our network architecture consists of high capacity frame relay switches and routers designed to deliver superior Internet connections, reliable packet control and intelligent data traffic routing and is compatible with all of the most widely deployed transmission technologies. We further expand the reach of our network by connecting with other large ISPs through contractual arrangements, called peering agreements, that permit the exchange of information between our network and the networks of our peering partners. As part of our ISC strategy, we have opened seven global Internet and eCommerce hosting facilities. These facilities are located in the Los Angeles, New York City, Washington, D.C., Amsterdam, Basel, London and Toronto metropolitan areas and contain a total of approximately 200,000 square feet. We have two network operating centers that monitor and manage network traffic 24-hours per day, seven days per week.

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                            PURPOSE OF THE OFFERING

     This prospectus relates to the offer and sale of up to 6,000,000 shares of our common stock, by our shareholder, IXC Internet Services Inc., which we refer to as IXC. We are registering IXC's shares in order to provide IXC with freely tradable shares of our common stock. We will not receive any proceeds from the sale of IXC's shares of our common stock.

     The 6,000,000 shares of common stock covered by this prospectus are part of the 20,459,578 shares of common stock purchased by IXC from us pursuant to an IRU and Stock Purchase Agreement in consideration for our acquisition from IXC of 20-year non-cancellable indefeasible rights of use in up to 10,000 equivalent route miles of fiber-based OC-48 network bandwidth in portions of the IXC fiber optic telecommunications system. The shares are being registered pursuant to a registration rights agreement between us and IXC, which obligates us to register the shares being offered by this prospectus.

                              RECENT DEVELOPMENTS

     Acquisition of Transaction Network Services. On November 23, 1999, we acquired Transaction Network Services, Inc., which we refer to as TNI. We paid shareholders of TNI approximately $340.8 million in cash and 15.2 million shares of our common stock, which represented an aggregate value of approximately $346.2 million, based upon a price per share of our common stock of $22.859. We also assumed options to acquire approximately 463,000 shares of TNI common stock, representing an aggregate value of approximately $13.0 million, which were exercisable into approximately 926,000 shares of our common stock. We also repaid outstanding principal and interest under TNI's revolving credit facility in the amount of $52.1 million as a condition to the closing.

     10 1/2% Senior Notes.   In December 1999, we completed an offering of
$600.0 million of 10 1/2% senior notes due 2006 and Euro 150.0 million of 10 1/2% senior notes due 2006. After deducting estimated discounts and commissions of the initial purchasers and estimated expenses payable by us, the net proceeds of the dollar and euro notes offering were approximately $736.2 million, based upon an exchange rate of Euro 0.9692 to $1.00.

     7% Series D Preferred Stock. In February 2000, we completed an offering of 16,500,000 shares of 7% Series D cumulative convertible preferred stock for aggregate net proceeds of approximately $738.8 million after expenses (excluding amounts paid by the purchasers of the convertible preferred stock into the deposit account therefor).

                           _________________________

     PSINet was incorporated in New York in 1988. Our principal executive offices are located at 510 Huntmar Park Drive, Herndon, Virginia 20170. Our telephone number is (703) 904-4100.

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                                 RISK FACTORS

     This offering involves risks. Please carefully consider the following risk factors in addition to other information set forth in this prospectus before investing.

We had approximately $3.3 billion of indebtedness at the end of last year, which could restrict our operations and make us susceptible to economic downturns

     At December 31, 1999 our total indebtedness was $3.3 billion. Our annual interest expense increased from $63.9 million in 1998 to $120.8 million for the nine months ended September 30, 1999. We estimate that our annual interest expense for the year 2000 will be approximately $346.6 million, assuming that we do not incur any additional indebtedness or refinance existing indebtedness.

     If we are unable to generate sufficient cash from operations to service our indebtedness, we will be adversely affected. We historically have been unable to generate sufficient cash flow from operations to meet our operating needs and have relied upon financings to fund our operations. We cannot assure you that our business will generate cash flow from operations, or that future financings will be available, sufficient to fund our operations or satisfy our debt service or working capital requirements. Our leverage could adversely affect our ability to obtain additional financing for working capital, acquisitions or for other purposes. It could make us more susceptible to economic downturns, contractions in the general market availability of equity or debt financing and competitive pressures. Our leverage could also affect our liquidity as a substantial portion of available cash from operations must be applied to debt service requirements. In the event of a cash short-fall, we could be forced to reduce expenditures or forego potential acquisitions and other elements of our business plan to meet such requirements.

We may continue to incur substantial losses

     Although revenue has increased each year from $84.4 million in 1996 to $369.3 million for the nine months ended September 30, 1999, we had net losses of $55.1 million, $46.0 million, $264.9 million and $210.4 million, and had negative EBITDA of $28.0 million, $21.2 million, $42.1 million and $7.4 million, for each of the years ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1999, respectively. We may continue to have losses and negative EBITDA as we continue our acquisition program and expansion of our global network operations. During the nine months ended September 30, 1999, on a pro forma basis after giving effect to our acquisition of TNI, the acquisition of AT&T's Transaction Access Service, the other acquisitions, our offering of 10 1/2% senior notes and our Series D preferred stock offering, we would have incurred a net loss available to common shareholders of $343.3 million and positive EBITDA of $29.5 million. At September 30, 1999, on a pro forma basis after giving effect to our acquisition of TNI, we would have had an accumulated deficit of $722.0 million.

     Factors that cause our operating results to fluctuate include:

     . general economic conditions and specific economic conditions in the Internet access industry;

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     .  user demand for Internet services;

     . timing and amount of capital expenditures, other costs and expenses of expanding our network;

     . pricing changes, new product and new service introductions by us and our competitors;

     . the mix of services sold and the mix of channels through which those services are sold;

     . delays in obtaining sufficient supplies or inability to obtain sufficient equipment from limited sources and telecom facilities: and

     .  potential adverse legislative and regulatory developments.

     As a strategic response to a changing competitive environment, we may elect from time to time to make pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and cash flow. As a result of these factors, we may continue to generate net losses and negative EBITDA.

The terms of our financing arrangements may restrict our operations

     Our financing arrangements with our equipment lessors are secured by some of our assets and stock of some of our subsidiaries. These financing arrangements require that we satisfy many financial covenants. Our ability to satisfy these financial covenants may be affected by events beyond our control. As a result, we cannot assure you that we will be able to continue to satisfy such covenants. Some of our debt and equipment lease financing arrangements also currently prohibit us from paying dividends and repurchasing our capital stock without consent. Our failure to comply with covenants and restrictions in these financing arrangements could lead to a default under the terms of these agreements. In the event of a default under these financing arrangements, our lenders would be entitled to accelerate the outstanding indebtedness and foreclose upon any assets securing that indebtedness. Lenders would also be entitled to be repaid from the proceeds of the liquidation of those assets before the assets would be available for distribution to the holders of our securities. In addition, the collateral security arrangements may adversely affect our ability to obtain additional borrowings.

We partially depend on the cash flows of our subsidiaries in order to satisfy our debt obligations

     Our operating cash flow and consequently our ability to service our debt is partially dependent upon the ability of our subsidiaries to distribute their earnings to us in the form of dividends. We also depend on loans, advances or other payments of funds to us by our subsidiaries. If for some reason, these funds were restricted, we would be adversely affected. Our subsidiaries are separate legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to our financing commitments or to make any funds available for that purpose. Our subsidiaries' ability to make payments may be

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subject to the availability of sufficient surplus funds, the terms of such subsidiaries' financings, applicable law and other factors. Our subsidiaries' creditors generally will have priority to the assets of those subsidiaries over the claims, if any, that we may have against those assets and claims that holders of our indebtedness may indirectly have.

The growth of our eCommerce and Web hosting business is subject to a number of risks and uncertainties

     To successfully implement our business plan, we must continue to grow our Internet and eCommerce hosting business. In order to do so, we will need to locate and build Internet and eCommerce hosting centers. We cannot assure you that we can locate suitable sites to build these centers along a fiber path on a cost-effective basis. If we locate suitable sites, we will be subject to construction risks, such as cost overruns and delays, and possible difficulty in obtaining the hardware and telecommunications connectivity necessary to make the Internet and eCommerce hosting centers operational. Also, once completed we could experience difficulties in filling these centers to break even profit capacity. Given the growing competition in our industry, speed to market is a critical issue. To the extent we experience difficulties, delays and unexpected costs, we may be adversely affected.

Acquisitions may strain our management, personnel, accounting, information systems and other resources

     During the two years ended December 31, 1999 and 1998, in addition to our acquisition of TNI, we completed a total of 60 ISP acquisitions for aggregate purchase prices and related payments of approximately $1.4 billion exclusive of assumed debt. In order to successfully integrate these businesses into our own existing business, we need to expand and refine our management, personnel, accounting, information systems and other resources.

     If we do not effectively expand our capabilities and deploy our resources to meet these needs, our business may be disrupted and adversely affected.

     Other risks include:

     . Possible inability of management to incorporate licensed or acquired technology and rights into our service offering; and

     . Possible impairment of relationships with employees, customers and suppliers as a result of changes in management.

     We cannot assure you that we will be successful in overcoming these risks or other problems encountered in connection with acquisitions, strategic alliances or investments we make in other companies. We believe that after eliminating redundant network architecture and administrative functions and taking other actions to integrate the operations of acquired companies we will be able to realize cost savings. However, although we have assembled teams to help us integrate businesses acquired by us, we cannot assure you that our integration process will be successfully accomplished. We may take charges or make adjustments to the depreciable lives of our assets as we integrate acquired companies and also seek to reduce our cost structure. Our inability to improve the operating performance of businesses we acquire or to integrate successfully the operations of those companies could have a material adverse effect on us. In

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addition, as we proceed with acquisitions in which the consideration consists of cash, a substantial portion of our available cash may be used for those purposes.

     The purchase price of many of the businesses that might become attractive acquisition candidates for us likely will significantly exceed the fair values of the net assets of the acquired businesses. As a result, material goodwill and other intangible assets would be required to be recorded which would result in significant amortization charges in future periods.

     In addition, an intangible asset that frequently arises in connection with the acquisition of a technology company is "acquired in-process research and development," which under U.S. accounting standards as presently in effect must be expensed immediately upon acquisition. Such expenses, in addition to the financial impact of acquisitions, could have a material adverse effect on us and could cause substantial fluctuations in our quarterly and yearly operating results. We have recently incurred an expense, estimated to be approximately $84.0 million, for acquired in-process research and development in connection with our TNI acquisition. Furthermore, in connection with acquisitions or strategic alliances, we could incur substantial expenses including the expenses of integrating the business of the acquired company or the strategic alliance with our existing business.

     Although we have been successful to date identifying acquisition candidates at prices we consider to be reasonable, we cannot assure you that this will continue. We expect that competition for appropriate acquisition candidates may be significant. We may compete with other telecommunications companies with similar acquisition strategies, many of which may be larger and have greater resources than we have. Competition for Internet companies is based on a number of factors including price, terms and conditions, size and access to capital, ability to offer cash, stock or other forms of consideration and other matters. We cannot assure you that we will be able to successfully identify and acquire suitable companies on acceptable terms and conditions.

     If we do not effectively expand our capabilities and deploy our resources to meet these needs, our business may be disrupted and adversely affected.

Our success depends on providing increasing bandwidth to carry more information faster than our competitors, which is expensive, requires us to make significant future commitments and depends on technology that becomes obsolete quickly

     At December 31, 1999, we were obligated to make future cash payments totaling $392.5 million for acquisitions of global fiber-based and satellite telecommunications bandwidth, including IRUs or other rights. In addition, if certain additional fiber-based bandwidth is delivered as expected in 2001, we will have additional payment obligations ranging from $120.0 to $180.0 million, depending on when the bandwidth is delivered. We also expect that there will be additional costs, such as connectivity and equipment charges to take full advantage of this acquired bandwidth and IRUs. Some of this fiber-based and satellite telecommunications bandwidth may require acquisition and installation of equipment necessary to access and light the bandwidth in order to make it operational. At December 31, 1999, we expected to make estimated capital expenditures totaling $245.8 million for such equipment. In addition, we anticipate making significant investments to acquire and build-out new Internet and eCommerce

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hosting centers in key financial and business centers throughout the world and to purchase other facilities. We currently anticipate that these expenditures could exceed $1.0 billion, of which $183.0 million was subject to firm commitments at December 31, 1999. Additionally, in connection with our awards of external and local wireless licenses in Hong Kong, we have committed to invest approximately $387.0 million to build a next generation IP network. If we cannot continue to provide bandwidth, our business will suffer.

Our network is susceptible to failure, shutdown and disruption

     We have implemented many network security measures, such as limiting physical and network access to our routers. Nonetheless, our network infrastructure is potentially vulnerable to computer viruses, break-ins, denials of service and similar disruptive problems that could lead to interruptions in service, to our customers. Third parties could also potentially jeopardize the security of confidential information stored in the computer systems of our customers. Any one of these disruptions could deter potential customers, result in loss of customer confidence and adversely affect our existing customer relationships. We also cannot assure you that we will not experience failures or shutdowns relating to individual POPs or even catastrophic failure of the entire network, whether because of an "act of God" or otherwise.

     These disruptions may also result in claims against us or liability on our part. Such claims, regardless of their ultimate outcome, could result in costly litigation and could have an adverse effect on us or our reputation or on our ability to attract and retain customers for our products.

We may be liable for information distributed on our network

     The law relating to liability of ISPs for information disseminated through their networks is not completely settled. A number of lawsuits have sought to impose such liability for defamatory speech, infringement of copyrighted materials and other claims. A U.S. Supreme Court case held that an ISP was protected by a provision of the Communications Decency Act from liability for material posted on its system but this case may not be applicable in other factual circumstances. Other courts have held that online service providers and ISPs may, under some circumstances, be subject to damages for copying or distributing copyrighted materials. However, in an effort to protect certain qualified ISPs, the Digital Millennium Copyright Act provides qualified ISPs with a "safe harbor" from liability for copyright infringement. We may not qualify. In 1998, the Child Online Protection Act was enacted requiring limitations on access to pornography and other material deemed "harmful to minors." This legislation has been attacked in court as a violation of the First Amendment. We are unable to predict the outcome of this case at this time. The imposition upon ISPs or Web server hosts of potential liability for materials carried on or disseminated through their systems could require us to implement measures to reduce our exposure to such liability. Such measures may require that we spend substantial resources or discontinue some product or service offerings. Any of these actions could have an adverse effect on our business, operating results and financial condition.

     The regulation and liability of ISPs regarding information disseminated through their networks is also undergoing a process of development in other countries. For example, a recent court decision in England held an ISP liable for certain allegedly indecent content carried through its network under factual circumstances in which the ISP had failed to delete it when asked to do so by the complainant. Decisions, laws, regulations and other activities regarding

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regulation and content liability may significantly affect the development and profitability of companies offering on-line and Internet access services, including us.

     One particular area of uncertainty in this regard results from the entry into effect of European Union Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data. The EU Directive imposes obligations in connection with the protection of personal data collected or processed by third parties. Under some circumstances, we may be regarded as subject to the EU Directive's requirements. The United States and the European Union currently are negotiating the application of the EU Directive to U.S. companies.

Asserting and defending intellectual property rights may adversely impact results of operations regardless of the outcome

     Competitors increasingly assert intellectual property infringement claims against each other. The success of our business depends on our ability to successfully defend our intellectual property. These types of claims may have a material adverse impact on us regardless of whether or not we are successful. From time to time, we have received claims that we have infringed rights of others. If a competitor were successful bringing a claim against us, our business might suffer. We cannot assure you that we will be successful defending or asserting our intellectual property rights.

In order to compete effectively we need to continually develop new products and services that gain market acceptance and keep the confidence of our customers

     We have introduced new enterprise service offerings, including value-added, IP-based enterprise communication services and DSL-based Internet access services. The failure of these services, particularly DSL-based services, to gain market acceptance in a timely manner could have an adverse effect on us. To the extent that new or enhanced services are introduced and are not reliable, or there are quality or compatibility problems, it could negatively impact market acceptance of such services and adversely affect our ability to attract or retain customers and subscribers. Our services may contain undetected errors or defects that could result in additional development or remediation costs and loss of credibility with our customers and subscribers.

     Additionally, if we are unable to meet customer demand for network capacity, our network could become congested during peak periods. Congestion could adversely affect the quality of service we are perceived to provide. Conversely, due to the high fixed cost nature of our infrastructure, if our network is under-utilized, it could adversely affect our ability to provide cost-efficient services. Our failure to match network capacity to demand could have an adverse effect on us.

If we do not continue to expand internationally, our business may suffer

     A key component of our business strategy is our continued expansion into international markets. Revenue from our non-U.S. operations continues to increase as a percentage of consolidated results, comprising 53% of revenue in the third quarter of 1999. By comparison, our non-U.S. operations comprised 40% of revenue for all of 1998. As a result of our acquisition of TNI, our revenue mix will likely change again in 2000 because TNI's revenues are derived

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primarily from U.S. operations. We may need to enter into joint ventures or other strategic relationships with one or more third parties in order to conduct our foreign operations successfully. To the extent that we cannot do so, our business may be adversely affected. In addition, there are a number of risks involved with doing business abroad including:

     . unexpected changes in or delays resulting from foreign laws, regulatory requirements, tariffs, customs, duties and other trade barriers;

     . difficulties in staffing and managing foreign operations;

     . longer payment cycles and problems in collecting accounts receivable;

     . fluctuations in currency exchange rates and foreign exchange controls which restrict or prohibit repatriation of funds;

     . technology export and import restrictions;

     . delays resulting from customs brokers or government agencies;

     . seasonal reductions in business activity during the summer months in Europe and other parts of the world; and

     . potentially adverse tax consequences, which could adversely impact the success of our international operations.

     Asia-Pacific and Latin American countries in which we operate have experienced economic difficulties and uncertainties during the past few years. These economic difficulties and uncertainties could also adversely affect us.

Our growth and expansion may strain our ability to manage our operations and our financial resources

     Our rapid growth has placed a strain on our administrative, operational and financial resources and has increased demands on our systems and controls. We have more than 700 POPs and we plan to continue to expand the capacity of existing POPs as customer-driven demand dictates. In addition, we have completed a number of acquisitions of companies and telecommunications bandwidth during 1998 and 1999 and plan to continue to do so. We anticipate that we may be required to continue enhancements to and expand our network. The process of consolidating the businesses and implementing the strategic integration of acquired businesses with our existing business may take a significant amount of time. It may also place additional strain on our resources and could subject us to additional expenses. We cannot assure you that we will be able to integrate companies successfully or in a timely manner. In addition, we cannot assure you that our existing operating and financial control systems and infrastructure will be adequate to maintain and effectively monitor our growth. Our continued growth may also increase our need for qualified personnel. We cannot assure you that we will be successful in attracting, integrating and retaining such personnel.

The loss of key management personnel could have a material adverse effect on us

     Our success is highly dependent upon the personal abilities of our senior executive management, including William L. Schrader, our Chairman of the Board and Chief Executive Officer and founder, Harold S. "Pete" Wills, our President and Chief Operating Officer, and Edward D. Postal, our Executive Vice President and Chief Financial Officer. We have employment agreements with each of these senior executive officers. The loss of the services of any one of them could have a material adverse effect on us.

We could be adversely affected by changes in suppliers or delays in delivery of their products and services

     From time to time, we are dependent on third party suppliers for our leased-line connections, or bandwidth and some hardware components. Some of these suppliers are or may become competitors. To the extent these suppliers increase prices, we may be adversely affected. Moreover, any failure or delay on the part of our network providers to deliver bandwidth to us or to provide operations, maintenance and other services with respect to such bandwidth in a timely or adequate fashion could adversely affect us.

     In the case of hardware suppliers, although we attempt to maintain a minimum of two vendors for each required product, we are not always able to do so. Some components that we use to provide networking services are currently supplied only by one source. We have from time to time experienced delays in the receipt of hardware components and telecommunications facilities, including delays in delivery of Primary Rate Interface telecommunications facilities, which connect our dial-up customers to our network. A failure by a supplier to deliver such products and services on a timely basis, or the inability to develop alternative sources for such products and services could adversely affect our business.

     Recent legislative and regulatory actions may affect the prices that we are charged by the regional bell operating companies and other bandwidth carriers, which could adversely affect our business.

We are subject to foreign currency and exchange risks

     During the nine months ended September 30, 1999, 52% of our revenue was derived from operations outside the United States and 27% of our assets was located outside the United States. We anticipate that a comparable percentage of our future revenue and operating expenses will continue to be generated from operations outside the United States, including investment in foreign companies. Accordingly, we will be subject to significant foreign currency and exchange risks. Our obligations and those of our customers in foreign currencies will be subject to unpredictable and indeterminate fluctuations in the event that such currencies change in value relative to U.S. dollars. Furthermore, we and our customers may be subject to exchange control regulations which might restrict or prohibit the conversion of such currencies into U.S. dollars. Although we have not entered into hedging transactions to limit our foreign currency risks, as a result of the increase in our foreign operations and our issuance of euro-denominated indebtedness, we may implement such practices in the future. We cannot assure you that we will be successful in these activities or that they will not have an adverse effect on our financial condition.

TNI derives a substantial portion of its revenue from a small number of customers

     For the nine months ended September 30, 1999, approximately 45% of TNI's total revenues was derived from its five largest customers. The loss of any one or more of these customers could have a material adverse effect on TNI's business, results of operations and financial condition and, as a result, potentially ours. TNI has multi-year contracts with these customers. These contracts expire between June 2000 and May 2002. We cannot assure you that these contracts will be maintained or renewed.

We are subject to competitive pressures that may adversely impact us

     The market for Internet connectivity and related services is extremely competitive. Our current and prospective competitors include national, regional and local ISPs, long distance and local exchange telecommunications companies, cable television and direct broadcast satellite providers, wireless communications providers and on-line service providers. While we believe that our network, products and customer service distinguish us from our competitors, some of these competitors have greater market presence, brand recognition, and financial, technical and personnel resources.

New regulations may adversely affect us

     Our activities subject us to varying degrees of federal, state and local regulation. The FCC exercises jurisdiction over all facilities of, and services offered by, telecommunications carriers to the extent that they involve the provision, origination or termination of jurisdictionally interstate or international communications. The state regulatory\\ commissions retain jurisdiction over the same facilities and services to the extent they involve origination or termination of jurisdictionally intrastate communications.\\

     Our Internet operations are not currently subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses generally. However, the FCC has indicated that some services offered over the Internet, such as phone-to-phone IP telephony, may be functionally indistinguishable from traditional telecommunications service offerings and their non-regulated status may have to be re-examined. We are unable to predict what regulations may be adopted in the future, or to what extent existing laws and regulations may be found applicable, or the impact that any new or existing laws may have on our business. We cannot assure you that new laws or regulations relating to Internet services will not have an adverse effect on us. Although the FCC has decided not to allow local telephone companies to impose per-minute access charges on Internet service providers, and that decision has been upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. In addition, some telephone companies are seeking relief through state regulatory agencies. Such rules, if adopted, would affect our costs of serving dial-up customers and could have an adverse effect on us.

If we become subject to provisions of the Investment Company Act of 1940, our business operations may be restricted

     We have significant amounts of cash and pending our utilization of all the net proceeds from our debt and equity offerings will have an even greater amount of cash invested in short-term investment grade and government securities. The Investment Company Act of 1940 places restrictions on the capital structure and business activities of companies registered thereunder. We have active business operations in the Internet industry and do not propose to engage in investment activities in a manner or to an extent which would require us to register as an investment company under the Investment Company Act of 1940. The Investment Company Act of 1940 permits a company to avoid becoming subject to it for a period of up to one year despite the holding of investment securities in excess of such amount if, among other things, its board of directors has adopted a resolution which states that it is not the company's intention to become an investment company. Our board of directors has adopted such a resolution that would become effective in the event we are deemed to fall within the definition of an investment company. If we were to be determined to be an investment company, our business would be adversely affected.

We do not anticipate paying cash dividends on our common stock

     We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our debt securities contain limitations on our ability to declare and pay cash dividends.

Not all of our systems have been confirmed year 2000 compliant

     Prior to entering the year 2000, or Y2K, we developed detailed plans for implementing, testing and completing any necessary modifications to our key computer systems and equipment with embedded chips to ensure that they were Y2K compliant. We also developed a test bed of our U.S. internal systems to implement and complete testing of the requisite minor changes and completed an inventory of our internal systems that we use outside of the United States to determine the status of their Y2K compliance. Now that we have entered the year 2000, we have tested our key computer systems and to date, we have not encountered any material Y2K related disruptions or failures of our systems or services, nor have we been notified of any disruptions or failures in the systems of any of our third parties with whom we deal. There is an ongoing risk that Y2K related problems could still occur and we will continue to evaluate these risks. However, we believe that the Y2K issue will not pose any significant operational problems for us.

Forward looking statements

     Information contained in this prospectus contains forward-looking statements. Forward-looking statements can be identified by the use of terminology such as "believes," "expects," "may," "will," "should," "anticipates" or similar words. These statements may discuss our future expectations or contain projections of our results of operations or financial condition or expected benefits to us resulting from acquisitions, investments or transactions. Actual results may differ materially from those expected. Factors that effect or may contribute to any differences include those discussed in sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" included or incorporated by reference in this prospectus.

                                USE OF PROCEEDS

     The shares of our common stock covered by this prospectus are being offered by IXC and not by us. Consequently, we will not receive any proceeds from the sale of the shares of our common stock offered hereby.

                                CAPITALIZATION

  The following table sets forth the cash, cash equivalents, short-term investments and marketable securities, restricted cash and short-term investments and capitalization as of September 30, 1999 on:

     (1)  an actual basis; and

     (2) a pro forma basis, which adjusts the actual amounts to give effect to the following as if each had occurred on September 30, 1999;

          . our acquisition of TNI on November 23, 1999. We paid shareholders of TNI aggregate consideration of approximately $340.8 million of cash and 15.2 million shares of our common stock. We also assumed options to acquire approximately 463,000 shares of TNI common stock, which are exercisable into approximately 926,000 shares of our common stock. Additionally, we repaid outstanding principal and interest under TNI's revolving credit facility in the amount of $52.1 million;

          . our 10 1/2% senior notes offering in December 1999 for net proceeds of approximately $736.2 million; and

          . our February 2000 offering of 7% Series D cumulative convertible preferred stock for net proceeds of $738.8 million (excluding amounts paid by the initial purchasers into the deposit account).

     This table should be read in conjunction with the section entitled "Use of Proceeds" and our consolidated financial statements and notes thereto and other financial and operating data included or incorporated by reference in this prospectus. Except as otherwise disclosed in this prospectus, there has been no material change in the capitalization of PSINet since September 30, 1999.

                                                                                        September 30, 1999
                                                                                ------------------------------------
                                                                                      Actual          Pro Forma
                                                                                  -------------    ---------------
                                                                                    (In millions of U.S. Dollars)
Cash, cash equivalents, short-term investments and marketable
 securities............................................................              $1,573.3            $2,672.0
                                                                                     ========            ========
Restricted cash and short-term investments.............................              $  137.5            $  137.5
                                                                                     ========            ========
Current portion of long-term debt......................................              $   89.5            $   89.6
                                                                                     --------            --------
Long-term debt:
 10% Senior Notes......................................................                 600.0               600.0
 11 1/2% Senior Notes (plus unamortized premium of $2,725).............                 352.7               352.7
 11% Senior Notes (Euro 150,000)(1)....................................                 160.3               160.3
 11% Senior Notes......................................................               1,050.0             1,050.0
 10 1/2% Senior Notes..................................................                  --                 600.0
 10 1/2% Senior Notes (Euro 150,000)(2)................................                  --                 154.8
 Notes payable.........................................................                  30.8                30.8
 Capital lease obligations.............................................                 209.0               209.1
                                                                                     --------            --------
  Total long-term debt.................................................               2,402.8             3,157.7
                                                                                     --------            --------
Shareholders' equity:
Preferred stock, $.01 par value; 30,000,000 shares authorized
  Preferred stock, Series A, 1,000,000 shares designated and no
    shares issued and outstanding actual and pro forma.................                  --                  --
  Convertible preferred stock, Series C, 9,200,000 shares
    designated, issued and outstanding actual and pro forma............                 368.8               368.8
  Convertible preferred stock, Series D, no shares designated,
    issued or outstanding, actual; 16,500,000 shares designated,                         --                 738.8
    issued and outstanding, pro forma..................................
 Common stock, $.01 par value; 500,000,000 authorized
  129,947,746 shares outstanding actual; 145,147,746 shares
  outstanding pro forma (3)(4).........................................                   1.3                 1.3
 Capital in excess of par value(4).....................................                 825.3             1,184.5
 Accumulated deficit...................................................                (638.0)             (722.0)
 Treasury stock, 199,112 shares, at cost(4)............................                  (2.0)               (2.0)
 Accumulated other comprehensive income................................                  54.0                54.0
 Bandwidth asset to be delivered under IXC agreement...................                (122.9)             (122.9)
                                                                                     --------            --------
  Total shareholders' equity...........................................                 486.5             1,500.5
                                                                                     --------            --------
  Total capitalization.................................................              $2,978.8            $4,747.8
                                                                                     ========            ========

--------------------
(1)  Assuming an exchange rate of Euro 0.9360 to $1.00 as of September 30, 1999.
(2)  Assuming an exchange rate of Euro 0.9692 to $1.00 as of November 23, 1999.
(3)  Authorized shares effective as of November 1999.
(4)  Gives effect to our two-for-one common stock split as of February 11, 2000.

                         DESCRIPTION OF CAPITAL STOCK

     The following summary of our capital stock is subject in all respects to applicable New York law, our certificate of incorporation, by-laws and shareholder rights plan. This summary is qualified in its entirety by reference to the provisions of our certificate of incorporation, by-laws and shareholders rights plan. Copies of our certificate of incorporation, by-laws and shareholders rights plan have been filed with the SEC.

     Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 30,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

     After giving effect to our common stock split, as of December 31, 1999, approximately 146,495,756 shares of our common stock were outstanding. In addition, a total of approximately 29,714,664 shares of common stock were reserved for issuance in connection with outstanding stock options, 100,000 shares were reserved for issuance in connection with outstanding warrants to purchase common stock and a total of 17,681,706 shares were reserved for issuance under our stock option and employee stock purchase plans.

     Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors and, as a consequence, minority shareholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by our Board of Directors out of funds legally available for payment. In the event of a liquidation, dissolution or winding up of PSINet, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock to be outstanding upon completion of this offering will by fully paid and non-assessable, subject to Section 630 of the New York Business Corporation Law. Under Section 630 of the New York Business Corporation Law, our ten largest shareholders may become personally liable for unpaid wages and debts to our employees if our capital stock ceases to be listed on a national securities exchange or regularly quoted in the over-the-counter market.

Preferred Stock

     Our board of directors has the authority to issue up to 30,000,000 shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of such series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by shareholders. As of the date of this prospectus, 1,000,000 shares of our preferred stock were designated as Series A Junior Participating Preferred Stock, $.01 par value per share, in connection with our shareholder rights plan, no shares of which have been issued, 9,200,000 shares of our preferred stock were designated as 6 3/4% Series C cumulative convertible preferred stock, all of which are issued and outstanding, and 16,500,000 shares of our preferred stock were designated as 7% Series D cumulative convertible preferred stock, all of which are issued and outstanding. Our board of directors may designate and authorize the issuance of new series of our preferred stock with voting and other rights that could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation and could have the effect of delaying, deferring or preventing a change in control of PSINet.

     In November 1997, we issued 600,000 shares of our Series B 8% convertible preferred stock in a private placement for approximately $30.0 million. During the first quarter of 1999, all outstanding shares of the Series B preferred stock, which accrued dividends at an annual rate of 8%, were converted into an aggregate of 6,000,000 shares of our common stock. Effective upon this conversion, the formerly outstanding shares of Series B preferred stock resumed the status of authorized and unissued shares of our preferred stock undesignated as to series, and are available for future issuance as described in the immediately preceding paragraph.

     In May 1999, we issued 9,200,000 shares of our 6 3/4% Series C cumulative convertible preferred stock in a public offering for net proceeds of $358.2 million after underwriting discounts and commissions and other offering expenses (excluding amounts paid by the purchasers of the Series C preferred stock into the deposit account described below). Simultaneously with the issuance of the Series C preferred stock, the purchasers of the Series C preferred stock deposited funds into an account called the deposit account, from which quarterly cash payments of $0.84375 per share will be made or which may be used at our option to purchase shares of common stock from us at 95% of the then current market price of our common stock for delivery to holders of the Series C preferred stock in lieu of cash payments. The deposit account is not an asset of ours. The funds placed in the deposit account by the purchasers of the Series C preferred stock will, together with the earnings on those funds, be sufficient to make payments, in cash or stock, through May 15, 2002. Holders of Series C preferred stock received quarterly payments from the deposit account of approximately $7.8 million on each of August 15, 1999, November 15, 1999 and February 15, 2000. Until the expiration of the deposit account, we will accrete a return to preferred shareholders each quarter from the date of issuance at an annual rate of approximately 6 3/4% of the liquidation preference per share. Such amount will be recorded as a deduction from net income to determine net income available to common shareholders. Upon the expiration of the deposit account, which is expected to occur on May 15, 2002, unless earlier terminated, the Series C preferred stock will begin to accrue dividends at an annual rate of 6 3/4% of the liquidation preference payable, at our option, in cash or in shares of our common stock at 95% of the market price of our common stock on that date. Under specified circumstances, we can elect to terminate the deposit account prior to May 15, 2002, at which time the remaining funds in the deposit account would be distributed to us and the Series C preferred stock would begin to accrue dividends.

     Each share of the Series C preferred stock will be convertible at any time at the option of the holders into 1.6034 shares of our common stock (after giving effect to our common stock split), equal to an initial conversion price of $31.18375 per share (after giving effect to our common stock split), subject to adjustment. The shares of Series C preferred stock will be entitled to a liquidation preference equal to $50 per share.

     We may redeem the Series C preferred stock at a redemption premium of 101.929% of the liquidation preference (plus accumulated and unpaid dividends, if any) on or after November 15, 2000 and prior to May 15, 2002, if the trading price for the Series C preferred stock equals or exceeds $124.74 per share for a specified trading period. Additional payments will also be made from the deposit account or by us to the holders of the Series C preferred stock if we redeem Series C preferred stock under the foregoing circumstances. Except in the foregoing circumstances, we may not redeem the Series C preferred stock prior to May 15, 2002. Beginning on May 15, 2002, we may redeem shares of the Series C preferred stock at an initial redemption premium of 103.857% of the liquidation preference, declining to 100.00% on May 15, 2006 and thereafter, plus in each case all accumulated and unpaid dividends to the redemption date. We may effect any redemption, in whole or in part, at our option, in cash or by delivery of fully paid and nonassessable shares of our common stock or a combination thereof (subject to applicable law), by delivering notice to the holders of the Series C preferred stock.

     Holders of Series C preferred stock have no voting rights, except:

     .  as required by law,

     . if dividends payable on the Series C preferred stock are in arrears for six quarterly periods, the holders of Series C preferred stock voting separately as a class with shares of any other preferred stock or preference securities having similar voting rights, including the Series D preferred stock, will be entitled to elect two directors to our board of directors, and

     . the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Series C preferred stock will be required to permit us to issue any class of series of stock, or security convertible into stock or evidencing a right to purchase any shares of any class or series of stock ranking senior to the Series C preferred stock as to dividends, liquidation rights or voting rights, and for amendments to our charter that would adversely affect the rights of holders of Series C preferred stock.

     In the event of a "change of control" (as defined in the charter amendment designating the Series C preferred stock), holders of Series C preferred stock will, if the market value of our common stock at such time is less than the conversion price for the Series C preferred stock, have a one time option to convert all of their shares of Series C preferred stock into shares of our common stock at a conversion price equal to the greater of the market value of our common stock as of the date of the change in control and $19.365 (after giving effect to our common stock split). In lieu of issuing shares of common stock upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market value of the common stock otherwise issuable.

     In February 2000, we issued 16,500,000 shares of our 7% Series D cumulative convertible preferred stock in a public offering for net proceeds of $738.8 million after discounts and commissions and estimated offering expenses (including amounts paid by the purchasers of the Series D preferred stock into the deposit account described below). Simultaneously with the issuance of the Series D preferred stock, the purchasers of the Series D preferred stock deposited funds into an account called the deposit account, from which quarterly cash payments of $0.875 per share will be made or which may be used at our option to purchase shares of common stock at either 93% or 97% of the then current market price of our common stock (depending on whether the registration statement covering the shares is effective) for delivery to holders of the
Series D preferred stock in lieu of cash payments.   The deposit account is not
an asset of ours. The funds placed in the deposit account by the purchasers of the Series D preferred stock will, together with the earnings on those funds, be sufficient to make payments, in cash or stock, through February 15, 2001. Holders of Series D preferred stock will receive quarterly payments from the deposit account on each of February 15, May 15, August 15 and November 15 of each year, commencing May 15, 2000. Until the expiration of the deposit account, we will accrete a return to preferred shareholders each quarter from the date of issuance at an annual rate of 7% of the liquidation preference per share. Such amount will be recorded as a deduction from net income to determine net income available to common shareholders. Upon the expiration of the deposit account, which is expected to occur on February 15, 2001, unless earlier terminated, the Series D preferred stock will begin to accrue dividends at an annual rate of 7% of the liquidation preference payable, at our option, in cash or in shares of our common stock at either 93% or 97% of the then market price of our common stock (depending on whether the registration statement covering the shares is effective). Under specified circumstances, we can elect to terminate the deposit account prior to February 15, 2001, at which time the remaining funds in the deposit account would be distributed to us and the Series D preferred stock would begin to accrue dividends.

     Each share of the Series D preferred stock will be convertible at any time after February 15, 2000 at the option of the holders into 0.9352 shares of our common stock (after giving effect to our common stock split), equal to an initial conversion price of $53.465 per share (after giving effect to our common stock split), subject to adjustment upon the occurrence of specified events. The shares of Series D preferred stock will be entitled to a liquidation preference equal to $50 per share.

     We may redeem the Series D preferred stock at a redemption premium of 105.50% of the liquidation preference (plus accumulated and unpaid dividends, if any) on or after August 15, 2001, if the trading price for the Series D preferred stock equals or exceeds $160.40 per share for a specified trading period. We will also make additional payments to the holders of the Series D preferred stock if we redeem the Series D preferred stock under the foregoing circumstances. Except in the foregoing circumstances, we may not redeem the Series D preferred stock prior to February 15, 2003. Beginning on February 15, 2003, we may redeem shares of the Series D preferred stock at an initial redemption premium of 104.00% of the liquidation preference, declining to 100.00% on February 15, 2007 and thereafter, plus in each case all accumulated and unpaid dividends to the redemption date. We may effect any redemption, in whole or in part, at our option, in cash or by delivery of fully paid and nonassessable shares of our common stock or a combination thereof (subject to applicable law), by delivering notice to the holders of the Series D preferred stock.

     Holders of Series D preferred stock have no voting rights, except:

     .  as required by law,

     . if dividends payable on the Series D preferred stock are in arrears for six quarterly periods, the holders of Series D preferred stock voting separately as a class with shares of any other preferred stock or preference securities having similar voting rights, including the Series C preferred stock, will be entitled to elect two directors to our board of directors, and

     . the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Series D preferred stock will be required to permit us to issue any class of series of stock, or security convertible into stock or evidencing a right to purchase any shares of any class or series of stock ranking senior to the Series D preferred stock as to dividends, liquidation rights or voting rights, and for amendments to our charter that would adversely affect the rights of holders of Series D preferred stock.

     In the event of a "change of control" (as defined in the charter amendment designating the Series D preferred stock), holders of Series D preferred stock will, if the market value of our common stock at such time is less than the conversion price for the Series D preferred stock, have a one time option to convert all of their shares of Series D preferred stock into shares of our common stock at a conversion price equal to the greater of the market value of our common stock as of the date of the change in control and $28.98 (after giving effect to our common stock split). In lieu of issuing shares of common stock upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market value of the common stock otherwise issuable.

Registration Rights

     Pursuant to a registration rights agreement among us and the original holders of approximately 43.4 million shares of common stock (after giving effect to our common stock split), until September 30, 2006, the holders and their permitted transferees may make up to six demands of us to file a registration statement under the Securities Act which would permit them to sell all or a portion of their common stock. Those holders may also require us form time to time prior to January 12, 2005 to register their shares on Form S-3.

     In connection with acquisitions, we granted registration rights with respect to an aggregate of approximately 9.8 million shares of our common stock (after giving effect to our common stock split). If, prior to May 8, 2000, we propose to register any of our securities under the Securities Act of 1933, the holders of registrable shares will be entitled to notice thereof and, subject to restrictions, to include their registrable shares in the registration. Holders of registrable shares may require us on up to five occasions prior to September 30, 2006 to register their shares on Form S-3, subject to specified conditions and limitations. Certain of these holders are also entitled to require us to effect Form S-3 registrations for them.

     In connection with the transactions contemplated by the IRU and Stock Purchase Agreement, we granted registration rights to IXC with respect to the shares of our common stock acquired by IXC pursuant to that agreement. These registration rights are substantially similar to those described in the immediately preceding paragraph except that IXC is entitled to notice and piggyback registration rights at any time. IXC may make up to three separate demands to have us file a registration statement under the Securities Act with respect to an underwritten public offering, and IXC is entitled to Form S-3 registrations form time to time. The Registration Statement on Form S-3 of which this prospectus is a part was filed as a result of a registration demand received from IXC.

     Subject to limitations, we are required to bear all registration, legal (for no more than one independent legal counsel for all selling holders of registrable shares) and other expenses in connection with these registrations, other than underwriting discounts and commissions, and must provide appropriate indemnification. These registration rights rank ratably.

     We believe that, with the exception of William Schrader who is our founder, Chairman and Chief Executive Officer, and IXC, the original holders of the registration rights described above would be eligible to sell the shares of our common stock held by them in the public market pursuant to SEC Rule 144(k) and, consequently, could dispose of the shares without exercising their registration rights.

New York Anti-Takeover Law, Certain Charter and By-law Provisions and Other Anti-takeover Considerations

     We are subject to the provisions of Section 912 of the New York Business Corporation Law and will continue to be so subject if and for so long as we have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, at least 25% of our total employees are employed primarily within New York or at least 250 employees are so employed and at least 10% of our voting stock is owned beneficially by residents of the State of New York. Section 912 provides, with certain exceptions, which include transactions with shareholders who became interested prior to the effective date of an amendment to the New York corporation's certificate of incorporation providing that the corporation would be subject to Section 912 if such corporation did not then have a class of stock registered pursuant to Section 12 of the Exchange Act, that a New York corporation may not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock) with any "interested shareholder" for a period of five years from the date that such person first became an interested shareholder unless:

     (1) the transaction resulting in a person becoming an interested shareholder, or the business combination, was approved by the board of directors of the corporation prior to that person becoming an interested shareholder;

     (2) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder; or

     (3) the business combination meets certain valuation requirements for the stock of the New York corporation.

An "interested shareholder" is defined as any person that:

     (a) is the beneficial owner of 20% or more of the outstanding voting stock of a New York corporation; or

     (b) is an affiliate or associate of the corporation that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock.

     These provisions are likely to impose greater restrictions on an unaffiliated shareholder than on the existing shareholders who will continue to own a majority of our outstanding common stock after this offering.

     Our certificate of incorporation and by-laws contain provisions intended to enhance the likelihood of continuity and stability in the composition of our board of directors and of the policies formulated by the board of directors which may discourage a future unsolicited takeover of us. These provisions could have the effect of discouraging some attempts to acquire us or remove incumbent management. This is true even if a majority of our shareholders believe removal would be in their best interests.

     Our certificate of incorporation or by-laws, as applicable, among other things:

     (1) provide that the number of directors will be not fewer than three nor more than nine. The exact number of directors will be determined from time to time by resolution adopted by a majority of our board of directors;

     (2) provide for a classified board of directors consisting of two classes of directors having staggered terms of two years each, with each of the classes required to consist of at least three directors;

     (3) subject to any rights of holders of our preferred stock which may be granted by our board of directors in the future and except as otherwise provided by Section 706(d) of the New York Business Corporation Law, provide that directors may be removed only for cause;

     (4) subject to any rights of holders of our preferred stock which may be granted by our board of directors in the future, permit vacancies on the board of directors that may occur between annual meetings and any newly created seats to be filled only by the board of directors and not by the shareholders;

     (5) limit the right of shareholders to call special meetings of shareholders;

     (6) prohibit shareholders from proposing amendments to our certificate of incorporation;

     (7) require any shareholder who wished to bring any proposal before a meeting of our shareholders or to nominate a person to serve as a director to give written notice thereof and certain related information at least 60 days prior to the date one year from the date of our immediately preceding annual meeting, if such proposal or nomination is to be submitted at an annual meeting, and within ten days of the giving of notice to our shareholders, if such proposal or nomination is to be submitted at a special meeting;

     (8) require the affirmative vote of at least two-thirds of our capital stock entitled to vote to amend certain provisions of our certificate of incorporation and to amend our by-laws; and

     (9) provide that our board of directors, without action by our shareholders, may issue and fix the rights and preferences of shares of our preferred stock.

     These provisions may have the effect of delaying, deferring or preventing a change of control of us without further action by our shareholders. These provisions may also discourage bids for our common stock at a premium over market price and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

Shareholder Rights Plan

     Each outstanding share of our common stock has attached to it one-half of a preferred stock purchase right. The rights also attach to most future issuances of common stock. Subject to exceptions, each right will entitle the registered holder to buy one one-thousandth of a share of our Series A preferred stock at an exercise price of $275 per right, subject to adjustment. The rights will generally become exercisable upon the occurrence of the earlier of:

     . an announcement that a person or group of affiliated or associated persons (each, an "acquiring person") has acquired beneficial ownership of 20.50% or more of our outstanding common stock (other than persons who acquire ownership pursuant to a tender offer or exchange offer which is for all outstanding shares of our common stock, or persons who acquire ownership directly from us, William L. Schrader, our Chairman and Chief Executive Officer, or his or our affiliates so long as such persons beneficially own less than 50% of our outstanding common stock); or

     . an announcement or commencement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20.50% or more of the outstanding shares of our common stock (the earlier of such dates being called the "distribution date").

     In such event, each holder of a right, other than rights beneficially owned by the acquiring person, will thereafter have the right, subject to exceptions, to receive upon exercise thereof a number of shares (or portions of shares) of Series A preferred stock or, at the discretion of our board of directors, a number of additional shares of common stock as set forth in the rights plan.
The acquisition of shares of our common stock by IXC or its controlled affiliates pursuant to the IRU and Stock Purchase Agreement between IXC and us, however, did not render it an acquiring person. In addition, Ralph J. Swett, a former officer and director of IXC and its parent corporation will not become an acquiring person solely by reason of the issuance or exercise of options, if any, granted to him in his capacity as one of our directors.

     All rights expire on November 5, 2009, unless the rights are earlier redeemed or exchanged by us or expire earlier upon the consummation of certain transactions. Shares of our

Series A preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of Series A preferred stock will be entitled, when, as and if declared, to an aggregate dividend of 1,000 times the dividend declared per share of our common stock. No dividend may be declared on the common stock without the concurrent declaration of a dividend on the Series A preferred stock. In the event of liquidation, holders of the Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus any accrued but unpaid dividends, but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock; thereafter, holders of the Series A preferred stock and the holders of common stock will share pari passu per share in any of our remaining assets. Each share of our Series A preferred stock will have 1,000 votes, voting together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock.

     In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person which will thereupon become void, will thereafter have the right (the "flip-in right") to receive, upon exercise of a right at the then current exercise price of the right, that number of one one-thousandths of a share of Series A preferred stock or, in the discretion of our board of directors, that number of shares of common stock or, in certain circumstances, other of our securities, having a market value of two times the exercise price of the right. The flip-in right provisions do not apply to a merger or other business combination with a person who has acquired shares of our common stock pursuant to certain transactions approved by our board of directors (each, a "permitted offer").

     In the event that, after a person or group has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold or transferred, except pursuant to a permitted offer, proper provision will be made so that each holder of a right, other than rights beneficially owned by an acquiring person which will have become void, will thereafter have the right (the "flip-over right") to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the person with which we have engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the right. The holder of a right will continue to have the flip-over right whether or not such holder exercises or surrenders the flip-in right.

     At any time prior to the earlier to occur of a person becoming an acquiring person or the expiration of the rights, and under other specified circumstances, we may redeem the rights at a redemption price of $.01 per right. We may, at our option, pay the redemption price in shares of our common stock. After the date that a person becomes an acquiring person, we may redeem the then outstanding rights, at the redemption price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving us in which all holders of shares of common stock are treated alike.

     The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on the rights being redeemed, a substantial number of rights being acquired, or the offer being deemed a permitted offer under the rights plan. However, the rights should not interfere with any merger or other business combination in connection with a permitted offer or that is approved by us because the rights are redeemable under specified circumstances.

Transfer Agent and Registrar

     First Chicago Trust Company, a division of EquiServe, is the transfer agent and registrar for our common stock, our Series C preferred stock and our Series D preferred stock. Its telephone number is (201) 222-4099.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The summaries contained herein of certain of our existing indebtedness do not purport to be complete and are qualified in their entirety by reference to the provisions of the various agreements and indentures related thereto, copies of which have been filed with the SEC and to which reference is hereby made.

10% Senior Notes

     We have outstanding $600.0 million aggregate principal amount of our 10% Senior Notes due 2005. The 10% senior notes are senior unsecured obligations ranking equivalent in right of payment to all our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all our existing and future subordinated indebtedness. The 10% senior notes were issued under an Indenture dated as of April 13, 1998 between us and Wilmington Trust Company, as trustee.

     The 10% senior notes will mature on February 15, 2005. Interest on the 10% senior notes is payable semi-annually on August 15 and February 15 of each year, commencing August 15, 1998. The 10% senior notes are redeemable at our option, in whole or in part, at any time on or after February 15 of 2002, 2003 and 2004 at 105%, 102.5% and 100% of the principal amount thereof, respectively, in each case, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to February 15, 2001, we may redeem up to 35% of the original aggregate principal amount of the 10% senior notes at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of certain public equity offerings or the sale of stock to one or more strategic investors, provided that at least 65% of the original aggregate principal amount of the 10% senior notes remains outstanding immediately after such redemption. Upon the occurrence of a "change of control" (as defined in the 10% senior notes indenture), we will be required to make an offer to purchase all of the 10% senior notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds or the financial resources necessary to satisfy our obligations to repurchase the 10% senior notes upon a change of control.

     The 10% senior notes indenture contains certain financial covenants with which we must comply relating to, among other things, the following matters:

     (1) limitation on our payment of cash dividends, repurchase of capital stock, payment of principal on subordinated indebtedness and making of certain investments, unless after giving effect to each such payment, repurchase or investment, certain operating cash flow coverage tests are met, excluding certain permitted payments and investments;

     (2) limitation on our and our subsidiaries' incurrence of additional indebtedness, unless at the time of such incurrence, our ratio of debt to annualized operating cash flow would be less than or equal to 6.0 to 1.0 prior to April 1, 2001 and less than or equal to 5.5 to 1.0 on or after April 1, 2001, excluding certain permitted incurrences of debt;

     (3) limitation on our and our subsidiaries' incurrence of liens, unless the 10% senior notes are secured equally and ratably with the obligation or liability secured by such lien, excluding certain permitted liens;

     (4) limitation on the ability of any of our subsidiaries to create or otherwise cause to exist any encumbrance or restriction on the payment of dividends or other distributions on its capital stock, payment of indebtedness owed to us or any of our other subsidiaries, making of investments in us or any other of our subsidiaries, or transfer of any properties or assets to us or any of our other subsidiaries, excluding permitted encumbrances and restrictions;

     (5) limitation on certain mergers, consolidations and sales of assets by us or our subsidiaries;

     (6)  limitation on certain transactions with our affiliates;

     (7) limitation on the ability of any or our subsidiaries to guarantee or otherwise become liable with respect to any of our indebtedness unless such subsidiary provides for a guarantee of the 10% senior notes on the same terms as the guarantee of such indebtedness;

     (8) limitation on certain sale and leaseback transactions by us or our subsidiaries;

     (9) limitation on certain issuances and sales of capital stock of our subsidiaries; and

     (10) limitation on the ability of us or our subsidiaries to engage in any business not substantially related to a telecommunications business.

     The events of default under the 10% senior notes indenture include various events of default customary for such type of agreement, including, among others, the failure to pay principal and interest when due on the 10% senior notes, cross-defaults on other indebtedness for borrowed monies in excess of $10 million, which indebtedness would therefore include certain judgments or orders for payment of money in excess of $10 million, and certain events of bankruptcy, insolvency and reorganization.

10 1/2% Senior Notes

     We have outstanding approximately $754.8 million aggregate principal amount of our 10 1/2% senior notes due 2006, consisting of $600.0 million aggregate principal amount of 10 1/2% senior notes due 2006 and Euro 150.0 million aggregate principal amount of 10 1/2% senior notes due 2006, assuming an exchange rate of Euro 0.9692 to U.S. $1.00 as of November 23, 1999. The 10 1/2% senior notes are our senior unsecured obligations ranking equivalent in right of payment to all our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all our existing and future subordinated indebtedness. The 10 1/2% senior notes were issued under an indenture dated as of December 2, 1999 between us and Wilmington Trust Company, as trustee.

     The 10 1/2% senior notes will mature on December 1, 2006. Interest on the 10 1/2% senior notes is payable semi-annually on June 1 and December 1 of each year, commencing June 1, 2000. The 10 1/2% senior notes are not redeemable. Upon the occurrence of a change of control (as defined in the 10 1/2% senior notes indenture), we will be required to make an offer to purchase all of the 10 1/2% senior notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.
We may not have sufficient funds or the financial resources necessary to satisfy our obligations to repurchase the 10 1/2% senior notes upon a change of control.

     The 10 1/2% senior notes indenture contains certain financial covenants with which we must comply which are substantially identical to those contained in the indentures governing our other senior notes. These financial covenants are described above under "--10% Senior Notes."

     The events of default under the 10 1/2% senior notes are substantially identical to those contained in the indentures governing our 10% senior notes described above under "--10% Senior Notes."

11% Senior Notes

     We have outstanding $1.05 billion aggregate principal amount of our 11% senior notes due 2009. The 11% senior notes are our senior unsecured obligations ranking equivalent in right of payment to all our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all our existing and future subordinated indebtedness. The 11% senior notes were issued under an indenture dated as of July 23, 1999 between us and Wilmington Trust Company, as trustee.

     The 11% senior notes will mature on August 1, 2009. Interest on the 11% senior notes is payable semi-annually on February 1 and August 1 of each year, commencing February 1, 2000. The 11% senior notes are redeemable at our option, in whole or in part, at any time after August 1, 2004, 2005, 2006 and 2007 at 105.500%, 103.667%, 101.833% and 100% of the principal amount thereof, respectively, in each case, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to August 1, 2002, we may redeem up to 35% of the original aggregate principal amount of the 11% senior notes at a redemption price of 111.000% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of certain public equity offerings or the sale of stock to one or more strategic investors; provided that at least 65% of the original aggregate principal amount of each of the euro notes and the dollar notes remains outstanding immediately after such redemption. Upon the occurrence of a change of control (as defined in the 11% senior notes indenture), we will be required to make an offer to purchase all of the 11% senior notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.
We may not have sufficient funds or the financial resources necessary to satisfy our obligations to repurchase the 11% senior notes upon a change of control.

     The 11% senior notes indenture contains certain financial covenants with which we must comply which are substantially identical to those contained in the indentures governing our other senior notes. These financial covenants are described above under "--10% Senior Notes."

     The events of default under the 11% senior notes are substantially identical to those contained in the indentures governing our 10% senior notes described above under "--10% Senior Notes."

11 1/2%  Senior Notes

     We have outstanding $350.0 million aggregate principal amount of our 11 1/2% senior notes due 2008. The 11 1/2% senior notes are our senior unsecured obligations ranking equivalent in right of payment to all our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all our existing and future subordinated indebtedness. The 11 1/2% senior notes were issued under an indenture dated as of November 3, 1998, as amended, between us and Wilmington Trust Company, as trustee.

     The 11 1/2% senior notes will mature on November 1, 2008. Interest on the 11 1/2% senior notes is payable semi-annually on May 1 and November 1 of each year, commencing May 1, 1999. The 11 1/2% senior notes are redeemable at our option, in whole or in part, at any time on or after November 1 of 2003, 2004, 2005 and 2006 at 105.70%, 103.833%, 101.917% and 100% of the principal amount thereof, respectively, in each case, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to November 1, 2001, we may redeem up to 35% of the original aggregate principal amount of the 11 1/2% senior notes at a redemption price of 111.5% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of certain public equity offerings or the sale of stock to one or more strategic investors, provided that at least 65% of the original aggregate principal amount of the 11 1/2% senior notes remains outstanding immediately after such redemption. Upon the occurrence of a change of control (as defined in the 11 1/2% senior notes indenture), we will be required to make an offer to purchase all of the 11 1/2% senior notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds or the financial resources necessary to satisfy our obligations to repurchase the 11 1/2% senior notes upon a change of control.

     The 11 1/2% senior notes indenture contains certain financial covenants with which we must comply, which are substantially identical to those contained in the indenture governing our other senior notes described above under "--10% Senior Notes."

     The events of default under the 11 1/2% senior notes indenture are substantially identical to those contained in the indenture governing our 10% senior notes described above under "--10% Senior Notes."


                              SELLING SHAREHOLDER

     The 6,000,000 shares of our common stock covered by this prospectus, which we refer to as the Shares, are part of the 20,459,578 shares of our common stock purchased by IXC Internet Services, Inc. from us on February 25, 1998 pursuant to an IRU and Stock Purchase Agreement dated as of July 22, 1997, as amended, which we refer to as the IRU Purchase Agreement, in consideration for our acquisition from IXC of 20-year non-cancellable indefeasible rights of use in up to 10,000 equivalent route miles of fiber-based OC-48 network bandwidth in selected portions across the IXC fiber optic telecommunications system within the United States.

     We are registering the Shares in order to provide IXC with freely tradable shares of our common stock. The Shares are being registered pursuant to the terms of a registration rights agreement dated as of February 25, 1998 between us and IXC. Pursuant to the registration rights agreement, we are obligated to file with the Securities and Exchange Commission the registration statement of which this prospectus is a part. We have agreed to use our reasonable best efforts to maintain a continuously effective registration statement on Form S-3, of which this prospectus is a part, with respect to the Shares requested by IXC to be registered for a period of 60 days, so long as the Shares requested to be registered are not eligible for resale under the provisions of Rule 144(k) under the Securities Act. IXC, its pledgees, donees, transferees and successors-in-interest may sell the Shares offered under this prospectus at prices which are current when the sales take place or at other prices upon which the parties agree. We will pay all of the expenses associated with the registration of the Shares and this prospectus.

     The table below sets forth (a) the number of shares and percentage of our outstanding common stock beneficially owned by IXC prior to the offering of the Shares covered by this prospectus; (b) the number of Shares offered pursuant to this prospectus by IXC; and (c) the number of shares and percentage of our outstanding common stock beneficially owned by IXC after giving effect to the offering of the Shares covered by this prospectus. The information contained in this table gives effect to our two-for-one common stock split and may be amended or supplemented from time to time.

                                                                      Shares
                              Shares Beneficially Owned               Offered                 Shares Beneficially Owned
                               Prior to Offering (1)(2)              Hereby(3)                    After Offering (1)
                             --------------------------              ---------                -------------------------

Name                             Number     Percentage                                           Number      Percentage
----                             ------     ----------                                           ------      ----------
IXC Internet Services, Inc.    20,459,578      15.7%                 6,000,000                 14,459,578       11.1%

___________

(1) The shares could be deemed to be beneficially owned by the members of the Board of Directors of Cincinnati Bell Inc. (doing business as Broadwing Inc.). Cincinnati Bell's address is 201 East Fourth Street, P.O. Box 2301, Cincinnati, Ohio 45201.

(2) The Shares include 3,000,000 shares of our common stock, which, according to IXC's Schedule 13D Amendment No. 1 filed on June 17, 1999, IXC loaned to Merrill Lynch International, which we refer to as MLI, in June 1999 in respect of a forward-purchase agreement with MLI, to be settled in the second quarter of 2002 or sooner upon the occurrence of certain specified events, pursuant to which MLI made a payment to IXC of $51,963,068.36. The Shares also include an additional 3,000,000 shares of our common stock which, according to IXC's Schedule 13D Amendment No. 3 filed on July 19, 1999, IXC loaned to MLI in July 1999 in respect of a forward-purchase agreement with MLI, to be settled in the first quarter of 2002 or sooner upon the occurrence of certain specified events, pursuant to which MLI made a payment to IXC of $59,750,860.68. In the amendments to its Schedule 13D, IXC stated that it has waived the right to vote any of the loaned Shares during the term of these transactions.

(3) MLI has informed IXC and us that MLI will sell the Shares borrowed from IXC in connection with the hedge of its obligations under the forward-purchase agreements with IXC. We have agreed to enter into a registration agreement with MLI in respect of the shares borrowed from IXC. Under the registration agreement, we will agree to keep this prospectus updated during the 60-day period specified in the agreement to allow MLI to satisfy its prospectus delivery requirements with respect to its sales of the borrowed shares.

     Pursuant to the IRU Purchase Agreement, Ralph J. Swett, the former Chairman of IXC Communications, was elected, effective as of the closing of the transactions under the IRU Purchase Agreement, to our Board of Directors. The IRU Purchase Agreement provides that our Chairman will recommend that Mr. Swett continue to be re-elected to our Board for so long as IXC continues to own at least 95% of the shares of our common stock we issued to IXC pursuant to the IRU Purchase Agreement. The transactions IXC recently entered into with MLI, as described in the preceding paragraph, may cause or have caused this provision to be no longer effective. In addition, the sale of 1,022,979 (i.e., equivalent to 5% of the 20,459,578 shares of our common stock owned by IXC as of the date of this prospectus) or more Shares pursuant to this prospectus will also result in this provision being no longer effective.

     In connection with the transactions under the IRU Purchase Agreement, IXC and we also entered into a Joint Marketing and Services Agreement, which we refer to as the Marketing Agreement, pursuant to which each party is entitled to market the products and services of the other under its own brand. Pursuant to the Marketing Agreement, we have agreed to provide IXC with managed connectivity services, value-added services and opportunity consulting services for specified fees which, in light of the strategic importance to us of the OC-48 bandwidth acquired from IXC and our other arrangements with IXC, we have agreed will be, or will be equal to, the lowest offered by us.

     In September 1999, we entered into an agreement to acquire from Broadwing Communications Services Inc., formerly IXC Communications Services, Inc., which we refer to as Broadwing, long-term rights in up to 16 dark fiber optic strands covering over 13,000 route miles across the continental United States. Broadwing will also provide us collocation space and interconnection services with respect to this fiber at agreed upon prices. We expect to place into operation the first four strands of this fiber prior to the end of 2000.

     In addition to the transactions described above, Broadwing or its affiliates and we are parties to transactions in the ordinary course of business which we believe are on terms no more favorable than could be obtained on an arms' length basis with independent third parties. On November 9, 1999, IXC Communications, Inc. was acquired by Cincinnati Bell Inc. On January 12, 2000, IXC Communications, Inc. changed its name to Broadwing Communications Inc.

                             PLAN OF DISTRIBUTION

     Any or all of the Shares being registered hereby may be sold from time to time to purchasers directly by IXC, its pledgees, donees, transferees and successors-in-interest, including parties who borrow shares to settle short sales. Alternatively, IXC, its pledgees, donees, transferees and successors-in-interest may from time to time offer the Shares through underwriters, broker/dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from IXC and/or the purchasers of Shares for whom they may act as agent. IXC, and any such underwriters, broker/dealers or agents that participate in the distribution of the Shares, may be deemed to be underwriters, and any profit on the sale of the Shares by them and any profit on the resale of such Shares purchased by them may be deemed to be underwriting discounts, commissions or concessions under the Securities Act. Any such Shares may, without limitation, be so offered or sold in the open market, on The Nasdaq Stock Market's National Market, in privately negotiated transactions, in an underwritten offering, or a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the number of Shares to be sold, purchase price, public offering price, the name of any agent, broker/dealer or underwriter and any applicable commission or discount or other compensation arrangements with respect to a particular offering will be set forth in an accompanying prospectus supplement. We will receive no proceeds from the sale of the Shares offered hereby. IXC may also sell the Shares being registered hereby in accordance with Rule 144 of the Securities and Exchange Commission, rather than pursuant to this prospectus.

     The sale of the Shares may be effected in transactions (which may involve crosses, block transactions and borrowings, returns and reborrowings of the Shares pursuant to stock loan agreements to settle short sales of shares of our common stock):

     . on any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of the sale;

     .  in the over-the-counter market;

     . in transactions otherwise than on such exchange or in the over-the-counter market; or

     .  through the writing of options.

     Shares may also be delivered in connection with the issuance of securities by issuers other than PSINet that are exchangeable (whether optionally or mandatorily) or payable in shares of our common stock or pursuant to which such shares may be distributed. This prospectus shall be available for use by pledgees, donees, transferees and successors-in-intetest of IXC or by other persons acquiring Shares, including parties who borrow the Shares to settle short sales.

     All registration expenses incurred in connection with the registration of the Shares to which this prospectus relates will be borne by us. As and when we are required to update this prospectus, we may incur additional expenses in excess of this estimated amount. "Registration expenses" means all fees and expenses incident to the registration of the Shares to which this prospectus relates, including fees and expenses of counsel to us and IXC (limited, in the case of counsel to IXC, to $10,000) but excluding, in the case of an underwritten offering, all fees and disbursements of any underwriters (including discounts and commissions), their counsel and accountants and all registration and filing fees.

     Under applicable rules and regulations under the Exchange Act, IXC will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the Shares by IXC. All of the foregoing may affect the marketability of the Shares.

                                  LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon by Nixon Peabody LLP, New York, New York, counsel for PSINet. Certain attorneys with Nixon Peabody LLP currently own in the aggregate less than one percent of our common stock.

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

                                    EXPERTS

     The consolidated financial statements of PSINet Inc. incorporated in this prospectus by reference to PSINet's Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Transaction Network Services, Inc. ("TNI") as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 are incorporated by reference in this prospectus from our Current Report on Form 8-K dated November 23, 1999, which incorporates by reference such consolidated financial statements from TNI's Annual Report on Form 10-K for the year ended December 31, 1998. Such consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report incorporated by reference in our November 23, 1999 Form 8-K and incorporated by reference herein in reliance upon the authority of such firm as experts in giving said reports.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We are incorporating by reference in this prospectus the following documents:

     1. Our annual report on Form 10-K for our fiscal year ended December 31, 1998. This report contains:

          . audited consolidated balance sheets for us and our subsidiaries as of December 31, 1998 and 1997

          . related consolidated statements of operations, of changes in shareholders' equity and of cash flows for the years ended December 31, 1998, 1997 and 1996

     2. Our quarterly reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

     3.   Our current reports on Form 8-K dated

          .    February 1, 2000

          .    January 27, 2000

          .    January 26, 2000

          .    January 24, 2000

          .    January 16, 2000

          .    January 10, 2000

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

          .    April 27, 1999

          .    May 7, 1999

          .    July 6, 1999

          .    July 16, 1999

          .    August 22, 1999

          .    August 22, 1999

          .    November 5, 1999

          .    November 17, 1999

          .    November 23, 1999

          .    November 23, 1999

          .    November 24, 1999

          . July 31, 1997 (solely insofar as it relates to our Shareholder Rights Agreement dated May 8, 1996, as amended)

          .    August 20, 1997

     4. Our registration statement on Form 8-A dated April 7, 1995, as amended (registration no. 0-25812)

     5. Our registration statement on Form 8-A dated June 4, 1996, as amended (registration no. 0-25812)

     We are also incorporating by reference in this prospectus all reports and other documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of securities under this prospectus. These reports and documents will be incorporated by reference in and considered to be a part of this prospectus as of the date of filing of such reports and documents.

     Any statement contained in this prospectus or in a document which is incorporated by reference herein will be modified or superseded for purposes of this prospectus to the extent that a statement in any document that we file after the date of this prospectus that also is incorporated by reference herein modifies or supersedes such prior statement. Any such statement so modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus.

     This prospectus incorporates by reference documents which are not presented in this prospectus or delivered to you with it. You may request, and we will send to you, without charge, copies of these documents, other than exhibits to these documents, which we will send to you for a reasonable fee. Requests should be directed to the Office of the Secretary, PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia 20170 (telephone (703) 904-4100).

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

                             ABOUT THIS PROSPECTUS

     This prospectus does not contain all of the information included in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the Commission. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If Commission rules and regulations require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy materials that we have file with the Commission, including the registration statement, at the following Commission public reference rooms:

                                Judiciary Plaza
                            450 Fifth Street, N.W.
                                   Room 1024
                             Washington, DC  20549

     You can also obtain copies of filed documents, at prescribed rates, by mail from the Public Reference Section of the Commission at its Judiciary Plaza location, listed above, or by telephone at 1-800-SEC-0330 or electronically through the Commission's Web Site at http://www.sec.gov.

     Our common stock is listed on the Nasdaq Stock Market's National Market under the symbol "PSIX," and our Commission filings can also be read and obtained at the following Nasdaq address:

                            The Nasdaq Stock Market
                                Reports Section
                              1735 K Street, N.W.
                            Washington, D.C. 20006

     We furnish our stockholders with annual reports containing our audited financial statements and with proxy material for our annual meetings complying with the proxy requirements of the Exchange Act.

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